Exhibit 12
ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

Year Ended December 31	2010	2009	2008	2007	2006
Millions
Earnings, as defined:
Pretax Income Before Non-Controlling Interest	$119.1	$91.5	$126.4	$137.2	$128.2
Add: Fixed Charges	43.4	38.3	30.3	26.6	27.7
Less: Non-Controlling Interest (a)	–	–	–	–	–
Undistributed Income from Less than 50 percent
Owned Equity Investment	3.4	3.7	3.8	3.3	2.3
Total Earnings as defined	$159.1	$126.1	$152.9	$160.5	$153.6
Fixed Charges:
Interest on Long-Term Debt	$39.7	$34.2	$27.4	$23.2	$22.8
Other Interest Charges	1.0	1.6	0.4	1.5	2.9
Interest Component of All Rentals (b)	2.7	2.5	2.5	1.9	2.0
Total Fixed Charges	$43.4	$38.3	$30.3	$26.6	$27.7
Ratio of Earnings to Fixed Charges	3.67	3.29	5.05	6.03	5.55

(a) Pretax income of subsidiaries that have not incurred fixed charges.
(b) Represents interest portion of rents estimated at 33 1/3 percent.